DEVLIN JENSEN Barristers & Solicitors	Vancouver Office: P.O. Box 12077 Suite 2550 555 West Hastings St. Vancouver, B.C. Canada V6B 4N5 Tel: (604) 684-2550 Fax: (604) 684-0916 E-mail: mshannon@devlinjensen.com

Via EDGAR

November 5, 2008

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549

Attention:                     Mr. Craig H. Arakawa, Division of Corporate Finance

Dear Mr. Arakawa:

Re:
Millennium Energy Corp. (the “Company”)
File No. 000-52785

FILING OF AMENDED FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007 IN ACCORDANCE WITH
SEC COMMENT LETTER DATED OCTOBER 28, 2008

We are counsel for the above-referenced Company and advise that the Company has amended its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 (the “Annual Report”) in accordance with the comments of the reviewing staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in the SEC’s comment letter, dated October 28, 2008 (the “SEC Letter”).

Securities and Exchange Commission
November 5, 2008

The following responses address the comments in the SEC Letter, by way of reference to the numbered SEC comments and indication of associated page numbers within the amended Annual Report filed via EDGAR.

Form 10-KSB for the Year Ended December 31, 2007

Item 8a. Controls and Procedures, page 12

1.
The Staff comments have been noted and we confirm that the Company inadvertently omitted the disclosure required by Item 307 of Regulation S-B under Item 8a of the Annual Report and has now included such information on page 1 concluding that the disclosure controls and procedures were not effective as of the end of the period covered by the Annual Report.

Form 10-QSB filed August 13, 2008

2.	The Staff comments have been noted and we confirm that the Company will file its next quarterly report on Form 10-Q and not Form 10-QSB.

We trust that each of the foregoing and the enclosed amendments to the Company’s Annual Report filing are clear and satisfactory for this point in time and satisfy the comments of the Staff contained in the SEC letter. However, should the SEC have any further questions or comments, please do not hesitate to contact the writer at any time.

On behalf of the Company, we sincerely thank and appreciate the SEC’s prompt attention to and cooperation in this matter.

Yours very truly,

DEVLIN JENSEN

Per:	/s/ Mike Shannon
MICHAEL T. SHANNON